April 20, 2011

Thomas J. Friedmann, Esq.
Dechert LLP
1775 I Street, N.W.
Washington, DC 20006

> Re: Garrison Capital LLC
>   File Nos. 333-173026 and 814-878

Dear Mr. Friedmann:

We have reviewed the registration statement on Form N-2 for Garrison Capital LLC ("Fund") filed with the Commission on March 23, 2011. We have the following comments.

<u>Prospectus</u>

Cover

Please disclose that an investment in the Fund presents a heightened risk of total loss of investment and make prominent the disclosure that the Fund is subject to special risks. <u>See</u> Item 1.1.j. of Form N-2.

Please explain the function of your "external manager." How does it differ from that of an investment adviser?

Will there be a difference between the initial public offering price and the price of the pre-offering sales to affiliates of the Fund? How will the price(s) be determined?

Please change the second line item of the pricing table from "Underwriting discount" to "sales load," and include all components required by Item 1.1.g.3. of Form N-2.

Please include in note 1 to the pricing table all information required by Item 1.1.g.6. of Form N-2. Please clarify that the common shareholders will pay the expenses referenced in the pricing table.

Please include all overallotment information required by Item 1.1.g.4. of Form N-2.

Please make prominent the disclosure that the Fund's stock has no history of public trading. *See* Item 1.1.i. of Form N-2.

Prospectus Summary (p. 1)

Please disclose prominently in this section that the Fund's board may change its operating policies and strategies without prior notice or stockholder approval. Please provide specific examples of potential changes.

The sections titled "Our Investment Adviser", "Market Opportunity", and "Competitive Strengths" are too long and too centered on marketing for the Summary section. Please shorten and summarize the disclosure.

Please identify all of the Fund's subsidiaries, and disclose why and how the Fund chose to acquire or create each of the subsidiaries. Summarize in the strategy section the functions and strategies of the subsidiaries, and the added risks they present to Fund shareholders.

It appears that the Fund will use leverage; please disclose this prominently in this section.

Please explain how the Fund is in compliance with the asset coverage rules in Section 61 of the Act.

Disclosure in the first paragraph of p. 2 appears to indicate Garrison Funding 2010-1 LLC ("GF-2010-1") lost approximately $17 million between November, 2010 and December 31, 2010. Is this correct? What is the current fair value of GF-2010-1?

Please provide more detail on the funding of Garrison Capital CLO Ltd. Is this a wholly owned subsidiary that will be consolidated with Garrison Capital LLC? Why would the Fund exchange $80.6 million of units for subordinated notes that do not bear any interest?

Please delete from the paragraph on p.5, titled "Capital Markets Activities" the sentence describing Garrison Investment Group's due diligence activities, as it is misleading. You may include the information with respect to the adviser.

The organizational chart on p. 6 is confusing and provides little insight into the key elements of the Fund's structure. Please revise it to provide more clarity, including all subsidiaries, both existing and planned.

Disclosure in the paragraph on p.6 titled "BDC Conversion" indicates that the Fund's board of directors will determine fair value of Fund assets. Please clarify that no interested directors will be involved in determining fair value.

Please include in this section a summary of all material risks of investing in the Fund, including those associated with use of leverage and investing in below investment grade securities; also disclose the material risks of all of the Fund's subsidiaries.

Please state the amount of money currently managed by Garrison Capital Advisers, LLC, rather than Garrison Investment Group. Is Garrison Capital Advisers a registered investment adviser under the Investment Company Act of 1940 (the "Act")?

Please clarify how the shares the members of Garrison Capital LLC will receive will be valued: will the public offering price equal the value, or will the value be a function of the public offering price? Also, will any other parties affiliated with Garrison Capital LLC receive shares of the Fund? If so, please identify the parties, the consideration given, and the amount and value of shares to be received.

Formation Transactions

The description of the formation transactions and the entities involved are incomplete, vague and confusing. Please revise this section in plain English, and summarize *all* formation transactions. Please also provide a plain English explanation of how and why the securitized structure is actually debt of the Fund. Please note that the staff may have additional comments regarding the nature and propriety of the formation transactions upon review of the revised disclosure.

Please disclose all anticipated changes in the operation of Garrison Capital LLC as a result of coming into compliance with Section 55(a) of the Act.

The Offering (p. 9)

Concurrent Private Placement (p. 9)

Please confirm that the shares sold in the private placement will be sold at the public offering price.

Distributions (p. 10)

Please disclose whether the Fund's quarterly distributions will include return of capital.

Leverage (p. 11)

This section provides very little information as to the nature and extent of the Fund's use of leverage. Please describe clearly how the Fund and its subsidiaries will use leverage.

Disclosure elsewhere indicates the Fund plans to issue preferred stock; accordingly, disclose the plans in this section, and describe the risks and detriments to common shareholders arising from the offering of preferred stock.

<u>Pre-Conversion Payment</u> (p. 12)

What will the Fund receive in exchange for the shares to be given to the adviser? Why is this not an issuance of securities for services? *See* Sections 23 and 63 of the Act.

What is the meaning of the $160.6 million figure? How was the formula used to determine the Pre-Conversion Payment determined?

What is "total NAV"? Is the Pre-Conversion Payment an incentive fee? How is this consistent with Section 205 (b) (3) of the Investment Advisers Act of 1940?

<u>Available Information</u> (p. 13)

Please clarify that the website referenced in the disclosure is still under construction.

Fees and Expenses (p. 14)

Please confirm that no fees will be paid to the underwriters other than those referenced in footnote one to the fee table.

Replace the word "expenses" with "fees" in the line item "Dividend reinvestment plan expenses." *See* Item 3 of Form N-2.

Please delete the word "estimated" from the line item "Estimated annual expenses (as a percentage of net assets attributable to common stock)" and the final line item of the fee table.

Please delete the penultimate sentence from footnote 4 to the fee table.

If the Fund intends to increase its use of leverage subsequent to the conclusion of this offering, please disclose in the fee table the resulting increase in expenses to be borne by the Fund's shareholders. Also, please state in footnote 6 that the Fund will borrow to leverage. Finally, footnote 6 appears to be an incomplete account of the Fund's current leverage; please ensure that all of the Fund's leverage is included.

In the paragraph of narrative disclosure following the example, state what the figures in that paragraph would have been if the returns were derived entirely from capital gains.

Risk Factors (p. 17)

The lack of experience of our investment adviser . . .

This section discusses Investment Company Act regulation of business development companies; it does not disclose the risks resulting from the adviser's lack of experience. Please revise the disclosure to include the risks that flow from the adviser's lack of experience.

The highly competitive market for investment opportunities . . .

The disclosure in this section regarding the "highly competitive market" in which the Fund will compete appears inconsistent with disclosure in the summary section to the effect that the present credit crisis has *reduced* competition. Please correct or explain this apparent inconsistency.

Regulations governing our operation as a business development company . . .

Will the Fund issue debt securities or preferred stock within 12 months of the effective date of this registration statement? If so, provide appropriate disclosure in the summary and fee table.

As this section discusses debt more than regulations, consider revising the heading of this section to emphasize the risks associated with leverage, rather than regulations.

Include in the summary a summary account of the Fund's plans to create a wholly-owned small business investment company subsidiary and securitize loans to generate cash; also summarize the principal risks associated with this activity. Disclose the percentage of the Fund's assets to be invested in the subsidiary and material information about the subsidiary's operations, including the special risks of investing in a portfolio of small and developing or financially troubled businesses.

We intend to finance our investments with borrowed money . . .

Include in the Summary a summary account of the text of the first two paragraphs of this section.

Regarding the disclosure contained in the third paragraph of this section, please disclose the extent to which the Fund will be leveraged at the conclusion of the offering, and when it has established all contemplated subsidiaries.

The interests of holders of certain of the Secured Notes may not be aligned with our interests . . .

Who are the "holders" referenced in this heading?

Blocker subsidiaries utilized by GF-2010-1 . . .

Why does engagement in a trade or business in the United States constitute a risk for GF-2010-1?

Please define "blocker subsidiaries", identify all such entities utilized by GF-2010-1 and disclose by whom they are managed.

Please confirm the following with respect to the blocker subsidiaries:

- The Fund, and no other person, will control the blocker subsidiaries; and the Board of Directors of the Fund will conduct the management and business of the blocker subsidiaries and will not delegate those responsibilities to any other person, other than certain limited administrative or ministerial activities
- The Fund will not in any way use the blocker subsidiaries to evade the provisions of the Act or the Investment Advisers Act of 1940
- The relationship of the Fund, GF-2010-1 and the blocker subsidiaries will comply with section 12(d)(1)(E) of the Act
- The assets of the blocker subsidiaries will be maintained at all times in the United States and they will be maintained at all times in accordance with the requirements of Section 17(f) of the Act
- The blocker subsidiaries will maintain duplicate copies of their books and records at an office located in the United States, and the Commission and staff will have access to the books and records consistent with the requirements of section 31 of the Act and the rules thereunder.
- The blocker subsidiaries will designate their custodians as agents for service of process in any suit, action or proceeding before the Commission or any appropriate court, and the blocker subsidiaries will consent to the jurisdiction the U.S. Courts and the Commission over them. *See* Man-Glenwood Lexington TEI, LLC and Man-Glenwood Lexington TEI, LDC (April 30, 2004).

GF 2010-1 is subject to various conflicts of interest . . .

Disclosure in this section indicates GF-2010-1 will engage in derivative trading. Why will it do so, given that it is a financing vehicle?

Please move non-risk disclosure to a more appropriate location, and revise the disclosure to follow the guidance of the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf. Please provide similar disclosure for the Fund and other subsidiaries, if applicable.

We are subject to risks associated with middle-market companies.

Include a summary version of this section in the Summary.

We may not be approved for a Small Business Investment Company license

Please provide complete disclosure of the Fund's strategy with respect to an SBIC subsidiary in an appropriate location, and summarize this disclosure in the Summary. Please clarify what the Fund will do if it is not approved for a Small Business Investment Company license.

We many expose ourselves to risks if we engage in hedging transactions.

Please provide complete disclosure of the Fund's hedging strategy and associated risks in an appropriate location, and summarize this disclosure in the Summary.

Investing in our shares may involve an above-average degree of risk . . .

Please include this disclosure in the Summary.

Please identify the entity which will assist the board in determining the fair value of the Fund's investments. Please disclose that the determination of fair value, and thus the amount of unrealized losses the Fund may incur in any year, is to a degree subjective. Please also disclose any conflicts of interest attendant with the fair valuation process.

Please disclose under what conditions the Board of Directors may authorize issuance of shares of stock without shareholder action, and describe what findings, if any, the Board of Directors must make before issuance.

Forward-Looking Statements (p. 43)

The explanation of the "safe harbor" provisions of the Securities Act and the Securities Exchange Act contained in this section is confusing because it suggests the provisions limit the Fund's liability for forward-looking statements. Please revise the disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations (p. 49)

Financial Condition, Liquidity and Capital Resources (p.55)

Why is the $21.4 million of cash held by GF-2010-1 "restricted"?

Critical Accounting Policies (p. 57)

Basis for Consolidation

What is the meaning of the statement that Garrison Capital CLO Ltd. owns a 100% interest in FG-2010-1? Does this refer to all equity, or the residual previously referenced? What is the basis for deeming GF-2010-1 an investment company? What is the basis for consolidating a "controlled entity" if it is not an investment company?

The Company (p. 60)

Overview

       This section contains limited disclosure of the holdings of only one of the Fund's subsidiaries; please provide complete information for all subsidiaries.

       Please define "one-stop" loans in plain English.

       Will the Fund invest any of the proceeds of the offering through a subsidiary that is not wholly owned by the Fund? If so, please inform us whether the registrant is relying on the exemption from Section 12(d) (1) (a) and (c) of the Act provided by Rule 60a-1 under the Act, and if so, how the reliance can be successful when the subsidiary in question is not wholly owned.

Investment Strategy (p.68)

       Disclosure in the first sentence of this section indicates the Fund will have a "diversified portfolio", yet the Fund is non-diversified. Accordingly, please revise the disclosure in a manner consistent with the Fund's non-diversified status.

       What percentage of the Fund's assets will be invested in non-qualifying assets? Please disclose the strategies the Fund will employ with respect to these securities, as well as attendant risks.

Management of the Company (p. 83)

       Please include in the table columns for directors' principal occupation(s) in the past five years, and other directorships held by the directors in the past five years. *See* Item 18.1 of Form N-2.

The Adviser and the Administrator (p. 92)

       Please provide the compensation disclosure for the investment committee called for by Item 21.2 of Form N-2.

       In the section titled "Portfolio Management", please break down the number of accounts managed and dollar value of accounts managed for each category, *i.e.*, registered investment companies, pooled investment vehicles, and other accounts. Also include the conflict of interest disclosure required by Item 21.1 of Form N-2.

Dividend Reinvestment Plan (p. 103)

       The third paragraph states that the dividend reinvestment plan will use primarily newly issued shares to implement the plan. Section 23(b) of the Act provides that closed-end funds may not issue shares below net asset value. Please explain to us how the Fund will issue shares to stockholders if the market price is below the Fund's net asset value.

Regulation (p.112)

Please provide the disclosure regarding the Fund's fundamental policies required by Item 17.2 of Form N-2.

Please provide the disclosure required by Item 18.15 regarding the code of ethics of the principal underwriter.

Index to Financial Statements (F-1)

The auditor's report is missing the city of the auditor. Please file with a corrected opinion. *See* Audits of Investment Companies, American Institute of Certified Public Accountants, Chapter 11 (May 1, 2010).

The Fund has $80,000,000 in cash and cash equivalents and $21,353,669 in cash and cash equivalents, securitization accounts. Is this money invested (money market fund, repurchase agreements)? If so, such investments should be listed on the schedule of investments. Will the Fund have any acquired fund fees and expenses that need to be reflected in the fee table?

Are any of the loans on the schedule of investments pledged as collateral? Pledged securities under borrowing arrangements must be identified on the schedule of investments. *See* Article 4-08 of Regulation S-X.

Article 6-04 of Regulation S-X requires that certain payables be shown separately in the statement of assets and liabilities. Are there any liabilities that need to be shown separately?

The notes to the financial statements state that SEI Investments Global Fund Services, Inc. is the fund's administrator. The registration statement elsewhere indicates that Garrison Capital Administrator LLC would serve as the administrator. Does the Fund have two administrators?

General

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Please advise us if you have submitted or expect to submit an exemptive application (other than that disclosed in the prospectus) or no-action request in connection with your registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel